Exhibit 99.4

May 31, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) – Immediate Report Regarding Aharon Soffer Stepping Down as President and the Appointment of Rachel Lavine as his Replacement

Regulation 34(d) of the Securities Regulations (Immediate and Periodic Reports), 1970

1. Name: Aharon Soffer

ID Number: 027943042

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport.

2. The Position: President

3. Tenure:

Beginning Date: June 24, 2009

Ending Date: December 31, 2015

4. To the best of the Company’s knowledge the resignation does not involve circumstances that should be brought to the attention of the Company’s securities holders.

5. Way of Termination: Announcement of Retirement

6. The executive officer will not serve in any alternative position at the Company and will no longer be an executive officer of the Company.

7. The executive officer will not be considered to be an interested party after his departure.

Regulation 34(d) of the Securities Regulations (Immediate and Periodic Reports), 1970

1.	Family Name and First Name: Lavine, Rachel
Identity Number: 022216392
Citizenship: Private individual holding Israeli citizenship

2.	Date of Birth: 12/09/1965

3.	Address for service: 11 HaMavak Street, Givatayim

4.	Starting date of the appointment: 12/31/2015

5.	Position: President

6.	Previous position in the Company prior to this appointment: Director

7.	Education:

Degree	Field	Academic Institution
Executive MBA	Business Management	Kellogg School of Management, Northwestern University

BA	Business Management	Tel-Aviv College of Management

Certified Public Accountant—Admitted 1996

8.	Major activities over the past 5 years:

Position Filled	Place of Employment	Length of Time Served
Executive Vice-Chairman	Atrium European Real Estate Ltd.	From November 2014

CEO and Director	Atrium European Real Estate Ltd.	Six years

Director	Gazit-Globe Ltd.	From December 2014

Chairman	Gazit-Globe (Israel) Development Ltd.	From January 2015

Director	Citycon Oyj.	From March 2015

9.	The individual serves on the boards of: Gazit-Globe Ltd., Atrium European Real Estate Ltd., Citycon Oyj., and Gazit-Globe (Israel) Development Ltd.

10.	The Director is not a family member of another Interested Party in the Company

11.	The Director does not hold securities of the reporting Company but does hold the following securities of a subsidiary of the reporting Company

Security Type	Amount of Holding
Atrium Real Estate Ltd. – Ordinary Shares	476,911

Atrium Real Estate Ltd. – Non-Tradable, Convertible Options	1,533,330

Atrium Real Estate Ltd. – RSUs	4,582

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.